1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

February 18, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig
Mr. James E. O’Connor

	Re:	Medallion Financial Corp.
Pre-Effective Amendment No. 1 to the
Registration Statement on Form N-2
File Nos.: 333-206692 and 814-00188

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of Medallion Financial Corp. (the “Company”), we hereby transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940 Pre-Effective Amendment No. 1 (the “Revised Registration Statement”) to the Company’s Registration Statement on Form N-2 (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2015. By separate letter, the Company has responded to the comments of the staff of the Commission (the “Staff”) to the Registration Statement. In accordance with Rule 111 under the 1933 Act, the Company paid a registration fee of $11,620 in connection with the initial filing of the Registration Statement.

The Revised Registration Statement is being filed in order to respond to comments of the Staff, to make such other changes as the Company deems appropriate, and to file additional exhibits to the Registration Statement.

As discussed with the Staff, the Company is requesting, via separate correspondence, acceleration of effectiveness of the Revised Registration Statement of an effective date to February 23, 2016.

Should you have any additional questions or concerns, please call me at (202) 303-1275.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Very truly yours,

/s/ James G. Silk

James G. Silk
Partner
Willkie Farr & Gallagher LLP

cc:	Marisa T. Silverman, General Counsel, Medallion Financial Corp.

Andrew M. Murstein, President, Medallion Financial Corp.

Anne C. Choe, Willkie Farr & Gallagher LLP

Corey D. Casbarro, Willkie Farr & Gallagher LLP